EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED AUGUST 31, 2013, 2012, 2011

TASMAN METALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars - unless otherwise stated)

Independent Auditor’s Report

To the Shareholders  of Tasman Metals Ltd.

We have audited the accompanying consolidated financial statements of Tasman Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2013, August 31, 2012 and September 1, 2011, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended August 31, 2013, August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tasman Metals Ltd. as at August 31, 2013, August 31, 2012 and September 1, 2011, and its financial performance and its cash flows for the years ended August 31, 2013, August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 3 in the consolidated financial statements which describes the change in accounting policy related to the treatment of exploration and evaluation expenditures by Tasman Metals Ltd.

"D&H Group LLP"

Vancouver, B.C.
November 25, 2013	Chartered Accountants

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars - unless otherwise stated)

	Notes	August 31, 2013 $	August 31, 2012 $ (Note 3)	September 1, 2011 $ (Note 3)
ASSETS
Current assets
Cash	5	5,601,492	9,778,040	15,217,096
Amounts receivable		13,444	44,581	11,688
GST/VAT receivables		56,240	158,271	59,773
Prepaids		69,302	69,929	54,165

Total current assets		5,740,478	10,050,821	15,342,722

Non-current assets
Investment	6	24,805	80,862	332,144
Property, plant and equipment	7	175,485	255,338	128,654
Exploration and evaluation assets	8	7,883,939	6,159,165	2,287,066
Bond deposit		31,646	3,496	3,292

Total non-current assets		8,115,875	6,498,861	2,751,156

TOTAL ASSETS		13,856,353	16,549,682	18,093,878

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		645,492	782,977	381,479

TOTAL LIABILITIES		645,492	782,977	381,479
SHAREHOLDERS’ EQUITY
Share capital	9	20,299,802	19,808,552	18,888,813
Share-based payments reserve		9,056,102	8,565,897	5,070,735
Deficit		(16,034,024)	(12,552,782)	(6,415,723)
Accumulated other comprehensive (loss) gain		(111,019)	(54,962)	168,574

TOTAL SHAREHOLDERS’ EQUITY		13,210,861	15,766,705	17,712,399

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,856,353	16,549,682	18,093,878

Events after the reporting period - Note 15

These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 25, 2013 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars - unless otherwise stated)

		Year Ended August 31
	Notes	$2013	2012 $ (Note 3)	2011 $ (Note 3)
Expenses
Accounting and administration	10(b)	126,793	71,528	80,375
Audit		41,947	72,091	67,903
Corporate development		110,374	214,946	268,638
Depreciation	7	56,229	40,191	7,040
General exploration		88,577	48,085	113,780
Investor relations		10,500	42,000	41,500
Legal		260,129	123,599	86,530
Management	10(a)	162,000	162,000	158,250
Office		206,279	305,653	84,659
Professional	10	699,141	708,443	221,770
Regulatory		69,403	126,355	35,278
Rent	10(b)	59,414	48,623	4,800
Repairs and maintenance		3,396	-	-
Salaries and benefits		290,616	204,970	116,028
Shareholder costs		35,056	43,381	18,268
Share-based compensation	9(d),10(a)	654,705	3,699,139	4,628,620
Transfer agent		24,452	42,586	31,573
Travel		194,759	277,123	177,338
		3,093,770	6,230,713	6,142,350
Loss before other items		(3,093,770)	(6,230,713)	(6,142,350)

Other items
Gain on sale of investment	6(b)	-	-	565,978
Gain on option and sale of exploration and evaluation assets	8(b)	-	-	100,137
Gain on sale of property, plant and equipment		1,921	-	3,683
Impairment of exploration and evaluation assets	8(a)	(498,114)	-	(14,803)
Interest income		95,935	151,298	135,783
Foreign exchange		12,786	(29,898)	(37,598)
		(387,472)	121,400	753,180
Loss before deferred income tax		(3,481,242)	(6,109,313)	(5,389,170)
Deferred income tax	11	-	(27,746)	27,746
Net loss for the year		(3,481,242)	(6,137,059)	(5,361,424)
Other comprehensive loss, net of deferred income tax		(56,057)	(223,536)	176,496
Comprehensive loss for the year		(3,537,299)	(6,350,595)	(5,184,928)

Basic and diluted loss per common share		(0.06)	(0.10)	(0.10)

Weighted average number of common shares outstanding		60,635,585	59,042,266	54,884,348

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars - unless otherwise stated)

	Year Ended August 31, 2013
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705
Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Exploration and evaluation assets	30,000	25,500	-	-	-	25,500
Share-based compensation on share options	-	-	654,705	-	-	654,705
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on investment	-	-	-	-	(56,057)	(56,057)
Net loss for the year	-	-	-	(3,481,242)	-	(3,481,242)
Balance at August 31, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861

	Year Ended August 31, 2012
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Gain (Loss) $	Total Equity $
Balance at September 1, 2011 (Note 3)	58,480,289	18,888,813	5,070,735	(6,415,723)	168,574	17,712,399
Common shares issued for:
Cash - exercise of warrants	983,275	613,675	-	-	-	613,675
Cash - exercise of share options	69,672	6,967	-	-	-	6,967
Exploration and evaluation assets	37,746	95,120	-	-	-	95,120
Share-based compensation on share options	-	-	3,699,139	-	-	3,699,139
Transfer on exercise of agent’s warrants	-	203,977	(203,977)	-	-	-
Unrealized loss on investment	-		-	-	(251,282)	(251,282)
Deferred income tax on unrealized loss on investment	-	-	-	-	27,746	27,746
Net loss for the year	-	-	-	(6,137,059)	-	(6,137,059)
Balance at August 31, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705

	Year Ended August 31, 2011
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Gain (Loss) $	Total Equity $
Balance on September 1, 2010 (Note 3)	42,105,402	5,757,155	655,523	(1,054,299)	(7,922)	5,350,457
Common shares issued for:
Cash - private placement	5,000,000	7,500,000	-	-	-	7,500,000
Cash - exercise of share options	1,587,844	371,914	-	-	-	371,914
Cash - exercise of agent’s warrants	9,261,043	5,141,101	-	-	-	5,141,101
Cash - exercise of compensation options	526,000	131,500	-	-	-	131,500
Share issue costs	-	(425,002)	-	-	-	(425,002)
Share-based compensation on share options	-	-	4,628,620	-	-	4,628,620
Share-based compensation on warrants	-	-	198,737	-	-	198,737
Transfer on exercise of share options	-	248,550	(248,550)	-	-	-
Transfer on exercise of agent’s warrants	-	100,475	(100,475)	-	-	-
Transfer on exercise of compensation options		63,120	(63,120)	-	-	-
Unrealized gain on available-for-sale investment	-	-	-	-	204,242	204,242
Deferred income tax on unrealized gain on available-for-sale investment	-	-	-	-	(27,746)	(27,746)
Net loss for the year	-	-	-	(5,361,424)	-	(5,361,424)
Balance at August 31, 2011 (Note 3)	58,480,289	18,888,813	5,070,735	(6,415,723)	168,574	17,712,399

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars - unless otherwise stated)

	Year Ended August 31
	2013 $	2012 $ (Note 3)	2011 $ (Note 3)
Operating activities
Net loss for the year	(3,481,242)	(6,137,059)	(5,361,424)
Adjustments for:
Depreciation	56,229	40,191	7,040
Share-based compensation	654,705	3,699,139	4,628,620
Gain on sale of investment	-	-	(565,978)
Gain on option and sale of exploration and evaluation assets	-	-	(100,137)
Gain on sale of property, plant and equipment	(1,921)	-	(3,683)
Impairment of exploration and evaluation assets	498,114	-	14,803
Deferred income tax	-	27,746	(27,746)
	(2,274,115)	(2,369,983)	(1,408,505)
Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	31,137	(32,893)	1,092
Decrease (increase) in GST/VAT receivables	102,031	(98,498)	(20,917)
Decrease (increase) in prepaids	627	(15,764)	(18,172)
Increase (decrease) in accounts payable and accrued liabilities	228,066	(75,490)	66,454
	361,861	(222,645)	28,457
Net cash used in operating activities	(1,912,254)	(2,592,628)	(1,380,048)

Investing activities
Additions to property, plant and equipment	-	(166,875)	(135,694)
Additions to exploration and evaluation assets	(2,562,939)	(3,299,991)	(1,447,752)
Additions to bond deposits	(28,150)	(204)	-
Proceeds from sale of investment	-	-	605,978
Proceeds from sale of property, plant and equipment	25,545	-	29,209
Proceeds from option and sale of exploration and evaluation assets	-	-	27,450
Net cash used in investing activities	(2,565,544)	(3,467,070)	(920,809)

Financing activities
Issuance of common shares	301,250	620,642	13,144,515
Share issue costs	-	-	(226,265)

Net cash provided by financing activities	301,250	620,642	12,918,250

Net change in cash	(4,176,548)	(5,439,056)	10,617,393

Cash at beginning of year	9,778,040	15,217,096	4,599,703

Cash at end of year	5,601,492	9,778,040	15,217,096

Supplemental cash flow information - see Note 14

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at August 31, 2013 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

As at August 31, 2013 the Company had working capital of $5,094,986.  These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Measurement

The Company’s consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

Details of the Group

In addition to the Company, the consolidated financial statements include all subsidiaries.  Subsidiaries are all corporations over which the Company is able, directly or indirectly, to control financial and operating policies, which is the authority usually connected with holding majority voting rights.  Subsidiaries are fully consolidated from the date on which control is acquired by the Company.  Inter-company transactions and balances are eliminated upon consolidation.  They are de-consolidated from the date that control by the Company ceases.

As at August 31, 2013, 2012 and 2011 the Company has one wholly-owned Swedish subsidiary, Tasman Metals AB.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy

During fiscal 2013 the Company changed its accounting policy with respect to exploration and evaluation expenditures.  In prior years the Company’s policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  The Company has elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

The effects of the change in accounting policy related to the Company’s exploration and evaluation assets are as follows:

Reconciliation of Statements of Financial Position

	As at September 1, 2011
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS

Current assets
Cash	15,217,096	-	15,217,096
Amounts receivable	11,688	-	11,688
GST/VAT receivables	59,773		59,773
Prepaids	54,165	-	54,165
Total current assets	15,342,722	-	15,342,722

Non-current assets
Investment	332,144	-	332,144
Property, plant and equipment	128,654	-	128,654
Exploration and evaluation assets	79,176	2,207,890	2,287,066
Bond deposit	3,292	-	3,292
Total non-current assets	543,266	2,207,890	2,751,156

TOTAL ASSETS	15,885,988	2,207,890	18,093,878

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	381,479	-	381,479

TOTAL LIABILITIES	381,479	-	381,479

SHAREHOLDERS’ EQUITY
Share capital	18,888,813	-	18,888,813
Share-based payments reserve	5,070,735		5,070,735
Deficit	(8,623,613)	2,207,890	(6,415,723)
Accumulated other comprehensive gain	168,574	-	168,574
TOTAL SHAREHOLDERS’ EQUITY	15,504,509	2,207,890	17,712,399

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,885,988	2,207,890	18,093,878

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

	As at August 31, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS

Current assets
Cash	9,778,040	-	9,778,040
Amounts receivable	44,581	-	44,581
GST/VAT receivables	158,271	-	158,271
Prepaids	69,929	-	69,929

Total current assets	10,050,821	-	10,050,821

Non-current assets
Investment	80,862	-	80,862
Property, plant and equipment	255,338	-	255,338
Exploration and evaluation assets	214,297	5,944,868	6,159,165
Bond deposit	3,496	-	3,496

Total non-current assets	553,993	5,944,868	6,498,861

TOTAL ASSETS	10,604,814	5,944,868	16,549,682

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	782,977	-	782,977

TOTAL LIABILITIES	782,977	-	782,977

SHAREHOLDERS’ EQUITY
Share capital	19,808,552	-	19,808,552
Share-based payments reserve	8,565,897	-	8,565,897
Deficit	(18,497,650)	5,944,868	(12,552,782)
Accumulated other comprehensive loss	(54,962)	-	(54,962)

TOTAL SHAREHOLDERS’ EQUITY	9,821,837	5,944,868	15,766,705

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,604,814	5,944,868	16,549,682

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

Reconciliation of Statements of Comprehensive Loss

	Year Ended August 31, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
Mineral exploration costs	3,736,978	(3,736,978)	-

Expenses
Accounting and administration	71,528	-	71,528
Audit	72,091	-	72,091
Corporate development	214,946	-	214,946
Depreciation	40,191	-	40,191
General exploration	48,085	-	48,085
Investor relations	42,000	-	42,000
Legal	123,599	-	123,599
Management fees	162,000	-	162,000
Office	305,653	-	305,653
Professional fees	708,443	-	708,443
Regulatory fees	126,355	-	126,355
Rent	48,623	-	48,623
Salaries and benefits	204,970	-	204,970
Shareholder costs	43,381	-	43,381
Share-based compensation	3,699,139	-	3,699,139
Transfer agent	42,586	-	42,586
Travel	277,123	-	277,123
	6,230,713	-	6,230,713
Loss before other items	(9,967,691)	3,736,978	(6,230,713)

Other items
Interest income	151,298	-	151,298
Foreign exchange	(29,898)	-	(29,898)
	121,400	-	121,400
Loss before deferred income tax	(9,846,291)	3,736,978	(6,109,313)

Deferred income tax	(27,746)	-	(27,746)

Net loss for the year	(9,874,037)	3,736,978	(6,137,059)

Other comprehensive loss, net of deferred income tax	(223,536)	-	(223,536)

Comprehensive loss for the year	(10,097,573)	3,736,978	(6,350,595)

Basic and diluted loss per common share	(0.17)		(0.10)

Weighted average number of common shares outstanding	59,042,266		59,042,266

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

	Year Ended August 31, 2011
	As previously reported $	Effect of change in accounting policy $	As restated $
Mineral exploration costs	1,570,435	(1,570,435)	-

Expenses
Accounting and administration	80,375	-	80,375
Audit	67,903	-	67,903
Corporate development	268,638	-	268,638
Depreciation	7,040	-	7,040
General exploration	113,780	-	113,780
Investor relations	41,500	-	41,500
Legal	86,530	-	86,530
Management	158,250	-	158,250
Office	84,659	-	84,659
Professional	221,770	-	221,770
Regulatory	35,278	-	35,278
Rent	4,800	-	4,800
Salaries and benefits	116,028	-	116,028
Shareholder costs	18,268	-	18,268
Share-based compensation	4,628,620	-	4,628,620
Transfer agent	31,573	-	31,573
Travel	177,338	-	177,338
	6,142,350	-	6,142,350
Loss before other items	(7,712,785)	1,570,435	(6,142,350)

Other items
Gain on sale of investment	565,978	-	565,978
Gain on option and sale of exploration and evaluation assets	112,961	(12,824)	100,137
Gain on sale of property, plant and equipment	3,683	-	3,683
Impairment of exploration and evaluation assets	(9,142)	(5,661)	(14,803)
Interest income	135,783	-	135,783
Foreign exchange	(37,598)	-	(37,598)
	771,665	(18,485)	753,180
Loss before deferred income tax	(6,941,120)	1,551,950	(5,389,170)

Deferred income tax	27,746	-	27,746

Net loss for the year	(6,913,374)	1,551,950	(5,361,424)

Other comprehensive loss, net of deferred income tax	176,496	-	176,496

Comprehensive loss for the year	(6,736,878)	1,551,950	(5,184,928)

Basic and diluted loss per common share	(0.13)		(0.10)

Weighted average number of common shares outstanding	54,884,348		54,884,348

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

Reconciliation of Statements of Cash Flows

	Year Ended August 31, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
Operating activities
Net loss for the year	(9,874,037)	3,736,978	(6,137,059)
Adjustments for:
Depreciation	40,191	-	40,191
Share-based compensation	3,699,139	-	3,699,139
Deferred income tax	27,746	-	27,746
	(6,106,961)	3,736,978	(2,369,983)
Changes in non-cash working capital items:
Increase in amounts receivable	(131,391)	-	(131,391)
Increase in prepaids	(15,764)	-	(15,764)
Increase (decrease) in accounts payable and accrued liabilities	401,498	(476,988)	(75,490)
	254,343	(476,988)	(222,645)
Net cash used in operating activities	(5,852,618)	3,259,990	(2,592,628)

Investing activities
Additions to property, plant and equipment	(166,875)	-	(166,875)
Additions to exploration and evaluation assets	(40,001)	(3,259,990)	(3,299,991)
Additions to bond deposits	(204)	-	(204)

Net cash used in investing activities	(207,080)	(3,259,990)	(3,467,070)

Financing activity
Issuance of common shares	620,642	-	620,642

Net cash provided by financing activity	620,642	-	620,642

Net change in cash	(5,439,056)	-	(5,439,056)

Cash at beginning of year	15,217,096	-	15,217,096

Cash at end of year	9,778,040	-	9,778,040

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

	Year Ended August 31, 2011
	As previously reported $	Effect of change in accounting policy $	As restated $
Operating activities
Net loss for the year	(6,913,374)	1,551,950	(5,361,424)
Adjustments for:
Depreciation	7,040	-	7,040
Share-based compensation	4,628,620	-	4,628,620
Gain on sale of investment	(565,978)	-	(565,978)
Gain on option and sale of exploration and evaluation assets	(112,961)	12,824	(100,137)
Gain on sale of property, plant and equipment	(3,683)	-	(3,683)
Impairment of exploration and evaluation assets	9,142	5,661	14,803
Deferred income tax	(27,746)	-	(27,746)
	(2,978,940)	1,570,435	(1,408,505)
Changes in non-cash working capital items:
Decrease in amounts receivable	1,092	-	1,092
Increase in GST/VAT receivables	(20,917)	-	(20,917)
Increase in prepaids	(18,172)	-	(18,172)
Increase in accounts payable and accrued liabilities	245,507	(179,053)	66,454
	207,510	(179,053)	28,457
Net cash used in operating activities	(2,771,430)	1,391,382	(1,380,048)

Investing activities
Additions to property, plant and equipment	(135,694)	-	(135,694)
Additions to exploration and evaluation assets	(56,370)	(1,391,382)	(1,447,752)
Proceeds from sale of investment	605,978	-	605,978
Proceeds from sale of property, plant and equipment	29,209	-	29,209
Proceeds from option and sale of exploration and evaluation assets	27,450	-	27,450

Net cash provided by (used in) investing activities	470,573	(1,391,382)	(920,809)

Financing activities
Issuance of common shares	13,144,515	-	13,144,515
Share issue costs	(226,265)	-	(226,265)

Net cash provided by financing activities	12,918,250	-	12,918,250

Net change in cash	10,617,393	-	10,617,393

Cash at beginning of year	4,599,703	-	4,599,703

Cash at end of year	15,217,096	-	15,217,096

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies

Critical Judgments and Sources of Estimation Uncertainty

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

(ii)
Management is required to assess the functional currency of each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary company, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)
Management is required to assess impairment in respect of intangible exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined impairment indicators were present in respect of the Otanmaki property and certain other exploration and evaluation assets and as a result an impairment test was performed.  See also Note 8(a).

Management has determined that there were no triggering events present as defined in IFRS 6 with the other properties as at August 31, 2013 and as such, no impairment test was performed.

(iv)
Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

(ii)
The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  As a result of this assessment, management has carried out an impairment test on its Otanmaki property and certain other exploration and evaluation assets and an impairment charge of $498,114 was made in fiscal 2013.  See also Note 8(a).

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  The Company is not exposed to significant credit or interest rate risk although cash is held in excess of federally insured limits with a major financial institution.  As at August 31, 2013, 2012 and September 30, 2011 the Company did not have any cash equivalents.

Amounts Receivable

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.  Receivables are classified as loans and receivables.  A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired in the ordinary course of business from suppliers.  Payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer).  If not, they are presented as non-current liabilities.

Payables are classified as other financial liabilities initially at fair value and subsequently measured at amortized cost using the effective interest method.

Exploration and Evaluation Assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties and crediting all proceeds received against the cost of the related properties.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property, plant and equipment are depreciated annually on a straight-line basis over the estimated useful life of the assets at a rate of 20%.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Impairment of Assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Decommissioning Provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral interest by or on behalf of the Company.  Costs for restoration of site damage which is created on an ongoing basis during exploration and evaluation are provided for at their net present values and charged against profits in the period such exploration and evaluation occurs.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2013, 2012 and September 30, 2011 the Company does not have any decommissioning obligations.

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  Cash is classified as FVTPL.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost.  Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary.  Investments in common shares are classified as available-for-sale.

Transaction costs associated with FVTPL are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities.

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2013, 2012 and September 1, 2011 the Company has not classified any financial liabilities as FVTPL.

Share Capital

Common shares issued by the Company are classified as equity.  Costs directly attributable to the issue of common shares, share purchase warrants and share options are recognized as a deduction from equity, net of any related income tax effects.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties.  These equity financing transactions may involve issuance of common shares or units.  Units typically comprise a certain number of common shares and share purchase warrants.  Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the terms of the transaction.  The Company adopted a residual value method with respect to the measurement of common shares and share purchase warrants issued as private placement units.  The fair value of the common shares issued in the private placements is determined by the closing quoted bid price on the price reservation date, if applicable, or the announcement date.  The balance, if any, is allocated to the attached share purchase warrants.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

Share-Based Payment Transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of share options granted is recognized as a share-based compensation expense with a corresponding increase in the equity settled share-based payments reserve in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest.  The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted.  At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.  However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Current and Deferred Income Taxes

The tax expense comprises current and deferred income tax.  Tax is recognized separately in the statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity.  In this case the income tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current Tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax relating to items recognized directly in equity or other comprehensive income (“OCI”) is recognized in equity or OCI and not in the statement of comprehensive loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share.

Foreign Currency Translation

Functional and Presentation Currency

The financial statements of each of the Company’s subsidiaries are prepared in the local currency of their home jurisdictions.  Consolidation of each subsidiary includes re-measurement from the local currency to the subsidiary’s functional currency.  Each subsidiary’s functional currency, being the currency of the primary economic environment in which the subsidiary operates, is the Canadian dollar.  The consolidated financial statements are presented in Canadian dollars.

Exchange rates published by the Bank of Canada were used to translate subsidiary financial statements into the consolidated financial statements.  Income and expenses for each statement of comprehensive loss presented are translated using the rates prevailing on the transaction dates.  All resulting foreign exchange differences are recognized in comprehensive loss.

Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive loss.

Accounting Standards and Interpretations Issued but Not Yet Adopted

As at the date of these consolidated financial statements, the following standards, amendments and interpretations have not been applied in these consolidated financial statements.

(i)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2015.

(ii)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated - Special Purpose Entities.

(iii)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 11 establishes principles for financial reporting by parties to a joint arrangement.  IFRS 11 supersedes the current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

(iv)
IFRS 12 Disclosure of Interest in Other Entities; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

(v)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 13 defines fair value, sets out in a single IFRS, a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

Management is currently assessing the impact of these new standards on the Company’s accounting policies and financial statement presentation.

5.	Cash

	August 31, 2013 $	August 31, 2012 $	September 1, 2011 $
Cash	5,601,492	208,212	5,012,487
Demand deposits	-	9,569,828	10,204,609
	5,601,492	9,778,040	15,217,096

6.	Investment

	August 31, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(111,019)	24,805

	August 31, 2012
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans	2,647,059	135,824	(54,962)	80,862

	September 1, 2011
	Number of Shares	Cost $	Accumulated Compre- hensive Gain $	Carrying Value $

Hannans	2,647,059	135,824	196,320	332,144

(a)
The Company had received common shares of Hannans, a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 8(b)(i).  As at August 31, 2013 the quoted market value of the Hannans shares was $24,805.

(b)
In July 2010 the Company completed the sale of certain of its iron ore licenses in Sweden and received 691,921 common shares of Beowulf Mining PLC (“Beowulf”), a public company listed on the London Stock Exchange, with an estimated value of $40,000.  The Company then sold the Beowulf shares for $605,978 resulting in a realized gain of $565,978.  See also Note 8(b)(ii).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

7.           Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $

Balance at August 31, 2010	-	-	-	26,334	26,334
Additions	18,032	-	40,054	77,608	135,694
Disposal	-	-	-	(26,334)	(26,334)
Balance at September 1, 2011	18,032	-	40,054	77,608	135,694
Additions	-	19,767	58,027	89,081	166,875
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569
Disposal	-	-	-	(32,214)	(32,214)
Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Accumulated Depreciation:

Balance at August 31, 2010	-	-	-	(808)	(808)
Depreciation	(1,360)	-	(1,967)	(3,713)	(7,040)
Disposal	-	-	-	808	808
Balance at September 1, 2011	(1,360)	-	(1,967)	(3,713)	(7,040)
Depreciation	(3,675)	(3,201)	(11,855)	(21,460)	(40,191)
Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(3,507)	(3,842)	(20,265)	(28,615)	(56,229)
Disposal	-	-	-	8,590	8,590
Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)
Carrying Value:

Balance at September 1, 2011	16,672	-	38,087	73,895	128,654
Balance at August 31, 2012	12,997	16,566	84,259	141,516	255,338
Balance at August 31, 2013	9,490	12,724	63,994	89,277	175,485

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.	Exploration and Evaluation Assets

	August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,179,904	7,202,949
Otanmaki	-	-	-
Olserum	124,846	488,336	613,182
Other	49,088	15,860	64,948
Iron Ore Properties	2,406	454	2,860
	199,385	7,684,554	7,883,939

	August 31, 2012
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	5,289,659	5,312,704
Otanmaki	801	339,965	340,766
Olserum	103,488	212,649	316,137
Other	86,288	100,410	186,698
Iron Ore Properties	2,406	454	2,860
	216,028	5,943,137	6,159,165

	September 1, 2011
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	16,078	1,801,064	1,817,142
Otanmaki	801	317,242	318,043
Other	59,891	89,130	149,021
Iron Ore Properties	2,406	454	2,860
	79,176	2,207,890	2,287,066

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.           Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties				Iron Ore Projects
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Other $	Total $
Balance at August 31, 2010	577,046	13,641	-	83,923	13,278	687,888
Exploration costs
Assays	3,588	-	-	-	-	3,588
Consulting	197,664	69,094	-	10,630	-	277,388
Database	2,967	3,889	-	3,387	-	10,243
Drilling	546,211	125,832	-	-	-	672,043
Exploration site	61,207	6,324	-	1,407	-	68,938
Geochemical	159,347	8,667	-	713	-	168,727
Geological	171,593	14,348	-	20,404	-	206,345
Geosurvey	48,000	67,625	-	-	-	115,625
Maps	1,550	2,235	-	3,743	-	7,528
Salaries	12,255	-	-	-	-	12,255
Sample preparation	1,066	-	-	-	-	1,066
Site preparation	4,562	3,804	-	-	-	8,366
Travel	15,739	2,584	-	-	-	18,323
	1,225,749	304,402	-	40,284	-	1,570,435
Acquisition costs
Mining rights	14,347	-	-	39,617	2,406	56,370
Impairment	-	-	-	(14,803)	-	(14,803)
Disposition	-	-	-	-	(12,824)	(12,824)
	-	-	-	(14,803)	(12,824)	(27,627)
Balance at September 1, 2011	1,817,142	318,043	-	149,021	2,860	2,287,066
Exploration costs
Consulting	847,733	21,791	54,407	8,104	-	932,035
Core cutting	49,498	-	-	-	-	49,498
Database	2,350	-	-	2,086	-	4,436
Drafting	3,331	-	1,603	-	-	4,934
Drilling	1,348,072	-	123,017	-	-	1,471,089
Environmental	6,236	-	-	-	-	6,236
Exploration site	96,272	113	2,008	-	-	98,393
Fuel	7,878	303	650	-	-	8,831
Geochemical	275,352	-	21,834	-	-	297,186
Geological	13,568	-	7,121	-	-	20,689
Maps	50	-	-	670	-	720
Metallurgical consulting	27,262	-	-	-	-	27,262
Metallurgical testing	377,605	-	-	-	-	377,605
Preliminary economic assessment	203,904	-	-	-	-	203,904
Pre-feasibility study	103,612	-	-	-	-	103,612
Salaries	52,623	-	-	-	-	52,623
Sample preparation	34,900	-	-	-	-	34,900
Travel	40,080	516	2,009	420	-	43,025
	3,490,326	22,723	212,649	11,280	-	3,736,978
Acquisition costs
Mining rights	5,236	-	103,488	26,397	-	135,121

Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165

(continued)

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.           Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties				Iron Ore Projects
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Other $	Total $
Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165
Exploration costs
Consulting	400,543	-	186,511	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	-	3,698	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	-	119	-	-	21,898
Fuel	1,253	-	668	-	-	1,921
Geochemical	385,093	-	35,306	-	-	420,399
Geological	92,398	-	31,511	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	-	17,791	-	-	17,791
Travel	24,257	-	83	-	-	24,340
	1,890,245	-	275,687	1,920	-	2,167,852
Acquisition costs
Mining rights	-	-	21,358	33,678	-	55,036

Impairment	-	(340,766)	-	(157,348)	-	(498,114)

Balance at August 31, 2013	7,202,949	-	613,182	64,948	2,860	7,883,939

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company issued at an estimated fair value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum property.

Otanmaki

During fiscal 2013 the Company determined to record an impairment charge of $340,766 on the Otanmaki property, comprising 24 staked exploration claims, located in central western Finland, and is proceeding with its relinquishment.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.           Exploration and Evaluation Assets (continued)

Other

On June 7, 2012 the Company entered into a purchase and sale agreement with Magnus Minerals Oy (“Magnus”), a Finnish private company at arms-length to the Company, whereby the Company agreed to acquire 25 mineral exploration licenses (the “Magnus Licenses”) located in central Finland for a total consideration of 60,000 common shares of the Company.  On May 27, 2013 the Company issued an initial 30,000 common shares to Magnus with an estimated fair value of $25,500.  The Company subsequently determined to record an impairment charge of $81,628 on the Magnus Licenses and is proceeding with its relinquishment.

During fiscal 2013 the Company relinquished certain exploration claims in Finland, Norway and Sweden and recorded an impairment charge of $75,720 to exploration and evaluation assets.

On March 23, 2010 the Company entered into an option agreement to acquire a 90% interest in two exploration licenses, known as the Bastnäs property, located in the Bergslagen mining district, Sweden.  To earn the 90% interest the Company was required to make cash payments totalling SEK 975,000 (SEK 65,000 paid) and incur contract services with the vendor totalling SEK 390,000 over a four year period.  During fiscal 2011 the Company made a decision to terminate the option agreement and wrote-off $14,803 of exploration and evaluation assets.

As at August 31, 2013 the Company has been granted or made reservations on other rare earth element properties, as follows:

(i)	5 exploration claims in Sweden; and
(ii)	47 exploration claims or claim applications in Finland.

(b)	Iron Ore Properties

(i)
On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden under the following terms:

i)
during fiscal 2010 Hannans issued 1,764,705 common shares at an estimated fair value of $86,116 and paid $28,705 to the Company resulting in a gain on option of exploration and evaluation assets of $81,462;

ii)
during fiscal 2011 Hannans issued 882,354 common shares at an estimated fair value of $49,708, paid $16,570 and reimbursed the Company $10,880 resulting in a gain on option of exploration and evaluation assets of $77,158;

iii)
Hannans must spend a minimum of AUS $175,000 within 12 months prior to being entitled to withdraw.  Should Hannans withdraw after meeting the minimum expenditure it shall have no further interest in the Iron Ore Claims;

		iv)	the Company grants Hannans the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
		v)	Hannans may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
vi)
Hannans may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

On June 28, 2013 the Company received notification from Hannans that it had spent the requisite expenditures to earn a 75% interest in the Iron Ore Claims.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.           Exploration and Evaluation Assets (continued)

(ii)
During fiscal 2010 the Company entered into a sale agreement with Beowulf covering the three remaining iron ore property exploration licenses in Sweden.  During fiscal 2011 in consideration for the sale, the Company received 691,921 common shares in Beowulf at an estimated fair value of $40,000, resulting in a gain on option of exploration and evaluation assets of $22,979.  The Company also retained a 1.5% net smelter returns royalty on any future production from the three permit areas.

(c)	See also Note 15(a).

9.	Share Capital

(a)           Authorized Share Capital

At August 31, 2013, 2012 and September 1, 2011 the Company’s authorized share capital consisted of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)           Reconciliation of Changes in Share Capital

(i)	No equity financings were conducted by the Company during fiscal 2013 and 2012. See also Notes 8(a) and 15(a).

(ii)
During fiscal 2011 the Company completed a private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  Each unit comprised one common share and one-half non-transferable share purchase warrant.  Each full warrant entitled the holder to purchase an additional common share at a price of $1.85 per share on or before November 17, 2012.

The Company paid a finders’ fee of $193,494 cash and issued finders’ warrants which entitled the holder to purchase 129,050 common shares at a price of $1.85 per share on or before November 17, 2012.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $198,737.  The assumptions used were: a risk-free interest rate of 1.38%; an estimated volatility of 174%; an expected life of two years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $32,771 for legal and filing fees associated with this private placement.

(c)	Warrants

During fiscal 2013 the Company extended the expiry dates on 1,257,334 warrants which were to expire on November 17, 2012, to a revised expiry date of November 17, 2013 and on 833,333 warrants which were to expire on November 26, 2012, to a revised expiry date of November 26, 2013.  All other terms of the warrants remained the same.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

9.	Share Capital (continued)

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at August 31, 2013, 2012 and September 1, 2011 and the changes for the years ended on those dates is as follows:

	2013		2012		2011
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	2,177,607	1.85	3,160,882	1.47	9,266,875	0.50
Issued on private placement	-	-	-	-	2,629,050	1.85
Issued on exercise of compensation option	-	-	-	-	526,000	0.40
Exercised	-	-	(983,275)	0.62	(9,261,043)	0.56
Expired	(86,940)	1.85	-	-	-	-
Balance, end of year	2,090,667	1.85	2,177,607	1.85	3,160,882	1.47

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at August 31, 2013:

Number	Exercise Price $	Expiry Date
1,257,334	1.85	November 17, 2013
833,333	1.85	November 26, 2013
2,090,667

See also Note 15(c).

(d)          Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During fiscal 2013 the Company granted 230,000 (2012 - 2,270,000; 2011 - 1,700,000) share options and recorded compensation expense of $154,000 (2012 - $3,307,750; 2011 - $4,001,200).  In addition, the Company recorded $9,475 (2012 - $391,389; 2011 - $627,420) compensation expense on share options previously granted which had vested during the year.

The fair value of share options granted and/or vested during fiscal 2013, 2012 and 2011 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2013	2012	2011
Risk-free interest rate	1.09% - 1.26%	0.97% - 1.21%	1.38% - 2.14%
Estimated volatility	86% - 130%	105% - 145%	147% - 175%
Expected life	2 years - 3 years	2 years - 3 years	2 years - 3 years
Expected dividend yield	0%	0%	0%
Estimated forfeiture rate	0%	0%	0%

The weighted average fair value of all share options granted and/or vested during fiscal 2013 was $0.56 (2012 - $1.44; 2011 - $3.17) per option.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

9.	Share Capital (continued)

During fiscal 2013 the Company re-priced 1,706,500 share options previously granted, from original exercise prices ranging from $2.13 to $4.22 per share, to a revised exercise price of $1.40 per share.  The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  risk-free interest rate of 1.09% - 1.22%;  estimated volatility of 91% - 103%;  expected life of 1.25 years to 2.46 years;  expected dividend yield of 0%;  and estimated forfeiture rate of 0%.  The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at August 31, 2013, 2012 and September 1, 2011 and the changes for the years ended on those dates is presented below:

	2013		2012		2011
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	5,181,500	2.09	3,041,172	1.98	2,929,016	0.21
Granted	230,000	0.96	2,270,000	2.35	1,700,000	3.39
Exercised	(1,250,000)	0.24	(69,672)	0.10	(1,587,844)	0.23
Expired	(380,000)	2.32	(60,000)	2.96	-	-
Balance, end of year	3,781,500	2.01	5,181,500	2.09	3,041,172	1.98

The following table summarizes information about the share options outstanding and exercisable at August 31, 2013:

Number Outstanding	Exercise Price $	Expiry Date
96,500	1.40	December 24, 2013
665,000	1.40	January 6, 2014
250,000	3.45	January 6, 2014
100,000	1.40	July 15, 2014
100,000	4.22	July 15, 2014
200,000	1.40	August 9, 2014
50,000	3.20	August 9, 2014
60,000	1.40	August 22, 2014
100,000	3.37	September 13, 2014
285,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
3,781,500

See also Note 15(b).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

10.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During fiscal 2013, 2012 and 2011 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, Vice-President of Corporate Development (“VPCD”) and Chief Financial Officer (“CFO”):

	2013 $	2012 $	2011 $
Management fees	162,000	162,000	158,250
Professional fees	156,000	181,009	42,412
Share-based compensation	51,250	930,736	161,975
	369,250	1,273,745	362,637

As at August 31, 2013, $18,000 (2012 - $16,000; 2011 - $5,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on August 31, 2013, the amount payable under the agreement would be $324,000.

(b)          Transactions with Other Related Parties

(i)	During fiscal 2013, 2012 and 2011 the following amounts were incurred with respect to the Company’s current and former non-management directors and non-executive officer of the Company:
	2013 $	2012 $	2011 $
Professional fees	126,000	121,750	76,000
Health benefits	631	659	-
Share-based compensation	-	1,534,250	-
	126,631	1,656,659	76,000

As at August 31, 2013, $32,500 (2012 - $21,500; 2011 - $12.000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)
In addition, during fiscal 2013 the Company incurred a total of $48,650 (2012 - $48,000;  2011 - $57,875) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $4,475 (2012 - $4,800; 2011 - $4,800) for rent.  As at August 31, 2013, $4,085 (2012 - $3,400; 2011 - $7,700) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During fiscal 2013 the Company incurred $25,110 (2012 - $7,068; 2011 - $8,250) for shared administration costs with public companies with common directors and officers.  As at August 31, 2013, $2,640 (2012 - $930; 2011 - $nil) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

10.	Related Party Disclosures (continued)

(d)
During fiscal 2013 the Company recorded a recovery of $96,625 (2012 - $36,441; 2011 - $nil) for shared office personnel and costs from public companies with common directors and officers.  As at August 31, 2013, $9,821 (2012 - $41,083; 2011 - $nil) of the amount remained outstanding and has been included in amounts receivable.

11.           Income Tax

Deferred income tax assets and liabilities of the Company as at August 31, 2013, 2012 and September 1, 2011 are as follows:

	August 31, 2013 $	August 31, 2012 $	September 1, 2011 $
Deferred income tax assets
Losses carried forward	2,533,700	1,580,200	674,900
Other	65,700	76,800	46,000
	2,599,400	1,657,000	720,900
Valuation allowance	(2,599,400)	(1,657,000)	(720,900)
Net deferred income tax asset	-	-	-

The recovery of income taxes shown in the consolidated statements of comprehensive loss for fiscal 2013, 2012 and 2011 differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2013 $	2012 $	2011 $
Income tax rate reconciliation
Combined federal and provincial income tax rate	25.0%	25.5%	27.17%
Expected income tax recovery	870,300	1,557,900	1,464,200
Effect of income tax rate changes	(24,900)	(46,600)	(23,700)
Foreign income tax rate differences	16,100	6,400	(2,700)
Non-deductible share-based compensation	(163,700)	(943,300)	(1,257,600)
Other	23,600	27,400	56,900
Unrecognized benefit of income tax losses	(721,400)	(629,546)	(209,354)
Actual income tax (expense) recovery	-	(27,746)	27,746

As at August 31, 2013, the Company has non-capital losses of approximately $7,390,600 and accumulated pools of approximately $151,600 for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2024 through 2033.  The Company’s subsidiary in Sweden has losses for income tax purposes of approximately $2,608,600 (SEK 16,434,900) which may be carried forward indefinitely.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

12.           Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	August 31, 2013
	Canada $	Scandinavia $	Total $
Current assets	5,518,107	222,371	5,740,478
Investment	24,805	-	24,805
Property, plant and equipment	-	175,485	175,485
Exploration and evaluation assets	-	7,883,939	7,883,939
Bond deposit	-	31,646	31,646
	5,542,912	8,313,441	13,856,353

	August 31, 2012
	Canada $	Scandinavia $	Total $
Current assets	9,679,327	371,494	10,050,821
Investment	80,862	-	80,862
Property, plant and equipment	-	255,338	255,338
Exploration and evaluation assets	-	6,159,165	6,159,165
Bond deposit	-	3,496	3,496
	9,760,189	6,789,493	16,549,682

	September 1, 2011
	Canada $	Scandinavia $	Total $
Current assets	15,117,687	225,035	15,342,722
Investment	332,144	-	332,144
Property, plant and equipment	-	128,654	128,654
Exploration and evaluation assets	-	2,287,066	2,287,066
Bond deposit	-	3,292	3,292
	15,449,831	2,644,047	18,093,878

13.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2013 $	August 31, 2012 $	September 1, 2011 $
Cash	FVTPL	5,601,492	9,778,040	15,217,096
Investment	Available-for-sale	24,805	80,862	332,144
Amounts receivable	Loans and receivables	13,444	44,581	11,688
Accounts payable and accrued liabilities	Other liabilities	(645,492)	(782,977)	(381,479)

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

13.	Financial Instruments and Risk Management (continued)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s cash and investment under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at August 31, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	5,601,492	-	-	-	5,601,492
Investment	-	-	24,805	-	24,805
Amounts receivable	13,444	-	-	-	13,444
Accounts payable and accrued liabilities	(645,492)	-	-	-	(645,492)

	Contractual Maturity Analysis at August 31, 2012
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	9,778,040	-	-	-	9,778,040
Investment	-	-	80,862	-	80,862
Amounts receivable	44,581	-	-	-	44,581
Accounts payable and accrued liabilities	(782,977)	-	-	-	(782,977)

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

13.           Financial Instruments and Risk Management (continued)

	Contractual Maturity Analysis at September 1, 2011
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	15,217,096	-	-	-	15,217,096
Investment	-	-	332,144	-	332,144
Amounts receivable	11,688	-	-	-	11,688
Accounts payable and accrued liabilities	(381,479)	-	-	-	(381,479)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At August 31, 2013, 1 Canadian Dollar was equal to 6.30 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent
Cash	919,927	146,020
Amounts receivable	344,927	54,750
Accounts payable and accrued liabilities	(2,042,720)	(324,241)
	(777,866)	(123,471)

Based on the net exposures as of August 31, 2013 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company’s net loss to be approximately $11,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

14.           Supplemental Cash Flow Information

During fiscal 2013, 2012 and 2011 non-cash activities were conducted by the Company as follows:

	2013 $	2012 $	2011 $
Operating activity
Increase in accounts payable and accrued liabilities	111,437	476,988	179,053
Financing activities
Issuance of common shares	190,000	299,097	412,145
Share issue costs	-	-	(198,737)
Share-based payments reserve	(164,500)	(203,977)	(213,408)
	25,500	95,120	-
Investing activities
Additions to exploration and evaluation assets	(136,937)	(572,108)	(179,053)
Proceeds on sale of exploration and evaluation assets	-	-	49,708
Investments	-	-	(49,708)
	(136,937)	(572,108)	(179,053)

15.           Events after the Reporting Period

(a)
On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. (“Tumi”) and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors.

(b)
Subsequent to August 31, 2013 the Company granted share options to consultants to purchase 60,000 common shares of the Company at an exercise price of $0.65 per share, expiring September 2, 2016, and 160,000 common shares at an exercise price of $0.76 per share, expiring September 23, 2016.

(c)	Subsequent to August 31, 2013 warrants to purchase 1,257,334 common shares of the Company expired without exercise.